Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Plan Administrator

Valley National Bank

Savings and Investment Plan

We consent to the incorporation by reference in registration statements No. 333-77673 and No. 333-36667 on Form S-8 of Valley National Bancorp of our report dated June 26, 2008, relating to the statement of net assets available for benefits of the Valley National Bank Savings and Investment Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 11-K of the Valley National Bank Savings and Investment Plan.

/s/ KPMG LLP

Short Hills, New Jersey

June 26, 2008